TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667
                                               November 29, 2002


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Gardenburger Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR Ease System software, by E-Mail confirmation.

                                   Sincerely,



                                 Jeffrey A. Ruiz

Enclosures

                       UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 3)

                    Gardenburger Inc.
          ---------------------------------------
                      NAME OF ISSUER:
              Common Stock (NoPar Value)
          ---------------------------------------
               TITLE OF CLASS OF SECURITIES
                         365476100
          ---------------------------------------
                       CUSIP NUMBER
                     December 31, 2001
          ---------------------------------------
                  (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [   ]    Rule 13d-I(b)

                  [X]      Rule 13d-I(c)

                  [   ]    Rule 13d-I(d)

CUSIP No. 365476100







1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Taunus Corporation*

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
(B)       [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES               812,500
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY             12,500
EACH          7. SOLE DISPOSITIVE POWER
REPORTING                     812,500
PERSON WITH   8. SHARED DISPOSITIVE POWER
                              12,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         825,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.4%


12.TYPE OF REPORTING PERSON

         HC,CO





------------------------------------------------------------------------------
* In accordance with Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Taunus Corporation, a holding company that is a wholly owned subsidiary of Deutsche Bank A.G. Taunus Corporation is a separate operating unit of Deutsche Bank A.G. This filing does not reflect securities beneficially owned by any other business unit of Deutsche Bank A.G., and Taunus Corporation expressly disclaims beneficial ownership of any such securities.

Item 1(a).        Name of Issuer:

                  Gardenburger Inc. (the  Issuer )

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  1411 Southwest Morrison Street
                  Suite 400
                  Portland, OR 97205

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corporation (Taunus) or Reporting Person ).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business for Taunus is:

                  31 West 52nd Street
                  New York, New York  10019

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, no par value (Common Stock ).

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

A.       Taunus Corporation:

                 Not Applicable

                 (a)    [   ]Broker or dealer registered under section 15 of the
                             Act;

                 (b)    [   ]Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ]Insurance Company as defined in section 3(a)(19) of
                             the Act;

                 (d)    [   ]Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    [   ]An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)    [   ]An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [   ]A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ]A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    [   ]A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ]Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.  Ownership.

                  (a)      Amount beneficially owned:

                           The Reporting Person owns the amount of the Common
Stock as set forth on the cover page.

                  (b)      Percent of class:

                           The Reporting Person owns the percentage of the
Common Stock as set forth on the cover page.

                   (c)     Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote:

                                    The Reporting Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The Reporting Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2002



                                     TAUNUS CORPORATION



                                      By:    /s/ James T. Byrne, Jr.
                                     --------------------------------
                                      Name:   James T. Byrne, Jr.
                                      Title:  Secretary



                                                               Exhibit A




Subsidiary                          Beneficial Ownership                        Nature of Holdings



DB Capital Investors, L.P.                  625,000  1                          Sole voting and dispositive power


Castlewood Expansion Partners, L.P.         187,500  2                          Sole voting and dispositive power


Deutsche Bank Trust Co. Americas            12,500                              Shared voting and dispositive power




DB Capital Investors, L.P., Castlewood Expansion Partners, L.P., and Deutsche Bank Trust Co. Americas are indirect wholly-owned subsidiaries of Taunus.  Omitted from the ownership structure are certain intermediate entities that do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.





















--------
1 This figure includes 425,000 shares of Series A Convertible Preferred Stock and 75,000 shares of Series B Convertible Preferred Stock. Each share of Series A and Series B Convertible Preferred Stock is convertible into 1.25 shares of the Common Stock.

2 This figure includes 127,500 shares of Series A Convertible Preferred Stock and 22,500 shares of Series B Convertible Preferred Stock. Each share of Series A and Series B Convertible Preferred Stock is convertible into 1.25 shares of the Common Stock.